Exhibit 99.1

JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT is entered into as of May 20, 2014, by and among the signatories hereto. The undersigned hereby agree that the Statement on Schedule 13D with respect to the shares of common stock, no par value per share, of Telecommunication Systems, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

J. Carlo Cannell		Dilip Singh

/s/ J. Carlo Cannell		/s/DilipSingh

Value Generation Capital Fund, LP		Value Generation Capital, LLC

By : Value Generation Capital, LLC, its General Partner
/s/ Dilip Singh
Name: Dilip Singh
By:	/s/ Dilip Singh	Title: Manager
Name: Dilip Singh
Title: Manager

Alfred John Knapp, Jr.		Mark D. Stolper

/s/ Alfred John Knapp, Jr.		/s/ Mark D. Stolper

John Climaco		Charles M. Gillman

/s/ John Climaco		/s/ Charles M. Gillman